INVEST IN **VALO (YC W19)**

Hydrofoils unleashing a new era of water transportation


VALO

ridevalo.com Alameda, CA

Featured Investors

Fifty Years | Y Combinator (YC) | Metaplanet Holdings | Soma Capital | Gustaf Alstromer | Lower Carbon Capital



Fifty Years

Syndicate Lead

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1 follower coinvesting $10K/deal

My first ride on a Valo Hyperfoil was the best ride I'd ever had on a jetski. I laughed as I flew out of the water. When I was done, I was so giddy I forgot to stop and rammed the Valo prototype into the pier.

While the Valo Hyperfoil is awesome, it's not just a recreational vehicle. It's the first demonstration of a massive shift to come. The same pressures that are causing whole-sale electrification in the auto industry are coming to the marine industry. And like electric vehicles, making ships electric isn't as easy as dropping in a battery and a motor and calling it a day. You have to figure out how to not explode costs by putting a giant, expensive battery in a ship. That's why the Valo Hyperfoil is so important – it's the living proof that an electric powertrain coupled with a hydrofoil works. It's the first step in changing the $100B market of moving things in the water.

The Valo team didn't get here by happenstance. Ed, the co-founder and CEO, is a four time founder with two successful liquidity events. He's been backed by Y Combinator twice. Reo, the co-founder and CTO, is a three time founder. He's built and led engineering teams before in the high tech marine space.

Given what they've built and how quickly, I'm not surprised that they've already registered $3.5M in presales for the Valo Hyperfoil and $121M in LOIs signed by shipbuilders and ferry operators.

It's an honor to be part of Valo's round and support Ed and the Valo team to bring flying to the water.

Invested $10,000 this round & $1,050,000 previously

Y C

Y Combi
technolo
launched

7 follow

Highlights

1. $3.5M+ hydrofoil watercraft pre-sales
2. $124M in Letters of Intent with Fortune 100 firms, ferry groups, & original equipment

⌄ manufacturers

3 | Led by 2X YC-backed founder & world-class team from McKinsey, Oracle, & Boeing

4 | Team has built 1st hydrofoiling container ship, e-foiling boats, self-landing rockets, & drones

5 | Massive $114B recreational & commercial boating market

6 | Backed by leading venture funds Y-Combinator (YC), Soma Capital, Fifty Years VC, & Climate Capital

Our Team



Ed Kearney   CEO

Serial entrepreneur. 4x founder, 2x YC-backed & 2 exits. Co-founder of world's largest photography company, Snappr, grew from 0-2K photographers in 6 countries. Creator of 1st hydrofoiling container ship. MEng Oceanography University of New South Wales.



Reo Baird   CTO

Hydrofoiling tech + engineering expert. Co-founder and former CTO of e-foil boat company Navier. Ex-McKinsey consultant focussed on marine. BS Aerospace + ME Electrical & Computer Science Massachusetts Institute of Technology (MIT).



Paul Beiker   Naval Architecture Consultant

Pioneer in marine design. 30+ years in high tech marine design + engineering. Principal design engineer on Oracle Team USA foiling boats.



Mateo Pena Doll   Mechanical Engineering + Powertrain Consultant

Powertrain industry veteran. Owner at marine powertrain leader Doll Motors. Co-founder of New Valence Robotics (Acquired by Cincinnati). Mechanical Engineering MIT.



Benjamin Tripplet, PhD   Lead GNC Engineering Consultant

Navigation + control engineer. 25+ years experience in control systems. Ex-Boeing, Insitu, & Masten Guidance. Built guidance systems for surveillance drones + self-landing rockets. PhD University Washington.

<u>Summary</u>

Why Valo?



At Valo, we are unlocking the next revolution in transportation by developing hydrofoil electric vessels that are 90% more efficient than traditional gas-powered vessels. Hydrofoils are like airplane wings, but under the water, lifting the hull up, reducing drag, and improving energy efficiency by a whopping 15 times.

We are doing this by leveraging our Hydrofoil Technology Platform, and entering the market in three distinct stages:

1. **The Valo Hyperfoil** - a cutting-edge personal watercraft sold to consumers, into a $1.5bn market segment

2. **Mid-sized hydrofoil systems** - sold to recreational and commercial boat builders for integration into boats 14 to 40 feet in length, with recreational boating worth a massive $42bn globally.

3. **High-powered commercial hydrofoil systems** - Sold to larger shipyards &

3. High-powered commercial hydrofoil systems - Sold to larger shipyards & enables passenger ferries and micro container ships that can transform global freight.

Valo is reimagining the $114B marine industry and is backed by Y-Combinator, notable VCs including Soma Capital, Fifty Years, and Climate Capital, and the founders of game-changing companies like Skype.

From personal watercraft to larger commercial vessels, our hydrofoil technology platform is making watercraft more efficient, more sustainable, and fully electric - all while improving the on-water experience.


FIRST LOOK - Valo Hyperfoil Alpha Prototype
Boundary Layer Technologies
01:54
vimeo

Launch video of the first prototype of the Valo Hyperfoil

Led by a rockstar team of aerospace engineers, boating experts, and a two-time YC-backed founder with 2 successful exits whose companies have raised $50M in VC funding, Valo is uniquely positioned to pioneer the next transportation revolution.


Problem
Boats rely on inefficient, outdated technology

Water, through much of history, was our primary means of transporting people and goods. Access to navigable waterways played a key role in urban development and left a lasting legacy - with 40% of Americans living in coastal counties which represent only 10% of our land mass. Water transport is also critical to the global economy


Water mobility is critical to international transportation and logistics
71% of the world is covered in water...
Tens of millions
people who rely on daily water transit annually
11 billion tons
goods transported by water annually
$14 trillion
value of global trade over water

However, water mobility is at a standstill, anchored by outdated technology. Ship designs still ride on the age-old principles of buoyancy first floated by Archimedes way back in 246 BC. These designs work well for bulk transport of goods at low speeds, but that is about it. The instant you try to speed up a traditional boat or ship, energy consumption increases immensely due to the high drag of water. For example, a typical gas powered small recreational speedboat - comparable in capacity to a personal car - has staggeringly poor fuel economies of just 1.6 miles per gallon.


1.6 mile / gallon
Average fuel consumption of 30ft-40ft boat category Average speed 30mph, 2013 boatfuelconsumption.com test data.
CO2 emissions
One of the fastest growing sources of CO2 emissions

The modern world demands speed. As a result, we have replaced our slow, outdated ship designs with alternative methods of transportation - cars, trucks, jet planes, and the like. Today, our expensive and limited land-based infrastructure is choked beyond capacity. And, the once-bustling waterways our cities were built around sit empty and under utilized.

This is where we at Valo see a massive opportunity. Hydrofoils are able to bring a step-function efficiency increase to high speed boats and ships - A hydrofoil electric vessel is about 15x more efficient than a traditional gas-powered design, enabling them to become real alternatives to traditional forms of urban transport. However, due to technological difficulty, hydrofoil boats have yet to be widely adopted. At the core of this technological difficulty is the advanced computerized control system required to keep a hydrofoil vessel stable.

Solution
Valo unlocks hydrofoil technology for the entire marine industry

With Valo, vessels from small to medium size will finally be fast, energy-efficient, and entirely electric, and can now become a real cost-effective alternative to other forms of transportation. How? We unleash the power of hydrofoils.

By leveraging the principles of hydrodynamic lift, hydrofoils elevate a boat's hull out of the water, dramatically reducing drag and enabling a smooth, gliding motion above the surface. This minimizes discomfort due to waves, boosts speed, and slashes energy consumption and operational costs by up to 15x - all while delivering an effortless, exhilarating, and near-silent journey. We see a future where waterways and bodies of water are fully leveraged for clean, near-silent recreation and enjoyment, as well as for new forms of mass mobility.



Hydrofoil benefits:
15x
More efficient
(32 MPGe vs 2 MPG)
8.7x
Lower Energy Cost
($0.2/nmi vs $1.7/nmi)
Smooth
Ride
Near-Zero
Noise
Comparison of 28ft electric hydrofoil boat and comparable 28ft gas boats at cruise speed

Our Technology
Valo's hydrofoil technology platform propels water mobility into a new era

The core of our company is the technology that we have spent the last 5 years developing, which we call the Valo Hydrofoil Technology Platform. It is a fully integrated system of hydrofoils, electric propulsion, batteries and proprietary Skyride flight control software.

This stability software, which is the core of our technology, precisely controls the vehicle, keeping it stable and rejecting disturbances while only needing low cost off the shelf sensors that scale into mass production. This system has been built and tested, and is now ready for commercial applications.



Height sensors
Flight computer and flight control software
Battery pack
Front foil assembly
Propulsion units
Aft foil assemblies
Valo's Hydrofoil Technology Platform

Meet Valo's hydrofoil technology platform. It is a fully integrated system of hydrofoils, electric propulsion, batteries and proprietary Skyride flight control software. This stability software, which is the core of our technology, precisely controls the vehicle, keeping it stable and rejecting disturbances while only needing low-cost off-shelf sensors that scale into mass production.



Market

We're poised for rapid growth at the center of a $114B industry in need of electrification

Rising fuel costs and a need for efficiency demonstrate clear and immediate demand for our hydrofoiling technology, Valo is poised to be the market leader for electrifying all recreational and commercial marine transportation. We are bringing cutting-edge technology to a $114B+ total addressable market.



Recreational **$42bn** | Passenger transport **$22bn** | Short sea cargo shipping **$40bn** | Defense & military **$10bn**

Our first product: The Valo Hyperfoil

Our market entry product:
Valo Hyperfoil

$1.5B market opportunity
$3.5M in pre-sales
First deliveries mid 2024

Near-Zero wake | Zero emissions | 100% electric | 42mph Top speed

Our first product is the Valo Hyperfoil, a 2-person electric hydrofoil personal watercraft, built on our hydrofoil technology platform. With a top speed of 42mph, a range of 62 miles, and all-electric near-silent operation, the Valo Hyperfoil represents a quantum leap forward in personal watercraft.



Valo is creating a category of its own

Hydrofoiling is one of the fastest growing segments in watersports, with foiling surfboard and e-foil boards having become incredibly popular in the last 10 years due to the excitement and thrill of flying over water. This is all despite a steep learning curve and other impediments to adoption. The Valo Hyperfoil is the next logical step in foiling sports, where a rider can experience the sheer joy of foiling flight without a challenging learning curve or superior athletic skill, opening up the experience to a far wider customer base.


VALO

The structure of the personal watercraft market is also very favorable. It is large and consolidated - approximately 80,000 personal watercraft are sold each year for a total of ~$1.5bn in sales with three major players each holding significant market share.



Testing of the Valo Hyperfoil alpha prototype - full launch video at the top of the page!

We have demonstrated strong market demand for the Valo Hyperfoil with $3.5m in pre-sales (note about pre-sales). Customers have paid a deposit of $500 - $1,000 per vehicle, with the rest of the revenue incoming once we've delivered, and two customers already paying full price in advance to be first in line. We have completed testing of our first prototype of the Valo Hyperfoil and are on track to delivering the first vehicles to our customers in 2024.

Not merely a concept, the first Valo Hydrofoil is already making its mark on waters today.



Alex Teng - Partner, Fifty Years VC

"Getting on the Valo Hyperfoil was like nothing I'd experienced before. When it lifted out of the water I felt like I was flying. It's the closest I've ever felt to nature on a boat — just the wind in my hair and the tiny swish of water as I flew across the surface."

Our second product:
Mid-sized hydrofoil systems for boat OEMs





The Valo Hydrofoil Technology Platform integrated into a 18ft boat.

While the personal watercraft market is perfect for a single company to capture a small number of products, the broader recreational and small boat commercial market is the complete opposite. There are over 2000 recreational boatbuilders (OEMs) in the world, each with a large range of different boat models and variations.



2,000+

recreational boatbuilders (OEMs) in the world, each with a large range of different boat models and variations.

This high level of fragmentation in the recreational boat market is due to a wide variety of customer requirements and desires. Boats vary across several dimensions, function and style.

Valo unlocks hydrofoil technology for the entire marine industry

We're tapping into the **$42B recreational & commercial boat market** with just a few Valo hydrofoil systems suitable for a wide range of boat models.



Achieving a large market share in this $42bn market as a boatbuilder requires dozens, if not hundreds of distinct products. We are accessing a broad section of this market with just a few products by providing systems that are usable in many varieties of boat models. Outboard motor manufacturers like Brunswick (Mercury) and Yamaha have been extremely successful with this approach.

We are building the outboard engine of the future

As our second market entry point, Valo is taking the hydrofoil technology in the Valo Hyperfoil and packaging it up in a way that can be seamlessly integrated into existing boat designs with minimal modifications. Essentially, we offer the outboard engine of the future that yields a dramatically better experience for boaters - vastly superior efficiency, and a much more comfortable ride.

With every passing year regulations on gas boat emissions become more stringent across the world, however, no plausible solution exists for boat builders to electrify their products, until now.





Valo's Hydrofoil Technology Platform on a 14ft, 18ft and 30ft boats

But what about a non-foiling electric boat? In a word, drag. Since an average boat uses up to 15X more energy than a car, and batteries contain 15x less energy per unit weight than gasoline, a non-foiling electric boat simply consumes too much energy to make a compelling product that recreational boaters will be comfortable buying. In short, non-foiling electric boats either have to travel very slowly to go any distance or suffer extremely limited range if operated at normal speeds.



It's working in a big way

Paid pilots:

2x 45kW systems sold for $370k

$180k realised revenue

Shipping Q3 2024

We've built Valo to be the technology platform powering the marine industry of tomorrow. And it's getting attention - We have a pilot project to supply a system for an 18ft ski boat to be delivered in mid-2024, and LOIs worth $8m for future systems.

Planned system sizes

System Size	Boat Size range
Single 45kW system	12ft - 16ft boats
Twin 45kW system	16ft - 20ft boats
Twin 100kW systems	20ft - 30ft boats
Twin 200kW systems	30ft - 40ft boats



Just 4 systems can serve **98%** of the boat market

With just four sizes of hydrofoil systems, we can power boats up to 40 feet–meaning we can serve 98% of the total recreational boat market based on boat length and achieve very high production volumes.



Our third product:
High-powered commercial hydrofoil systems



Hydrofoiling electric passenger ferry and micro containership powered by Valo's hydrofoil technology

The opportunities in the small & medium boat sector for recreational and commercial uses are huge, but at Valo we believe that the potential for foiling technology doesn't stop there.



Our high-powered industrial systems for commercial ships like short-haul cargo vessels and passenger ferries will start at 500kW in power & is poised to capture the $62B market

Once we have successfully scaled to fully service boatbuilders building small and medium-sized boats, we will introduce Valo's third product line: high-powered industrial systems for commercial ships like short-haul cargo vessels and passenger ferries. Our high-powered systems will start at 500kW in power and will meet the requirements of class society equipment certification.



By partnering with leading naval architects, shipbuilders, and ship owners across the globe, Valo's technology will help unlock the last frontier of water transit.

By partnering with leading naval architects, shipbuilders, and ship owners across the globe, our technology will help unlock the last frontier of water transit by creating small, fast cargo ships that can compete with air freight on transit time, while being half the cost.

Traction

Valo is seeing phenomenal momentum in numerous verticals

Leading boat makers, Fortune 100 companies, and ferry operators have signed $124M in Letters of Intent (LOIs). The Valo Hydrofoil has already experienced an explosive launch with $3.5M in pre-sales. And, boat original equipment manufacturers (OEMs) are signing contracts to purchase our hydrofoil technology platform.



$3.5M
in presales for Valo
Hyperfoil watercraft



$8M
in LOIs with recreational
boat builders



$26M
in LOIs from Fortune
100 companies for
freight container ships



$90M
in LOI from ferry
operators



The press loves us

Forbes YACHT HARBOUR electrek NEW YORK NMSS STYLEGUIDE

Robb Report TechCrunch Jetset MAGAZINE NEW ATLAS

Team

Our venture-backed team has brought transformative innovations to the marine sector

The unique challenges in bringing a hydrofoiling system to market can only be met by an equally unique and qualified team. Our team is a powerhouse of talent with deep knowledge in the marine sector. We've built e-foiling boats, self-landing rockets, drones, and America's Cup yachts, and hail from industry giants like McKinsey & Co., Oracle, and Boeing.


Ed Kearney
CEO
4x founder, 2 exits,
2x YC founder,
ME UNSW Sydney
Reo Baird
CTO
MIT, Fmr McKinsey
Fmr CTO Navier Boat, delivered their prototype
Paul Bieker
Naval Architecture Consultant
Principal design engineer on Oracle Team USA foiling boats
Mateo Peña Doll
Drivetrain Consultant
MIT MechE, founder of Doll Motors
Dr. Benjamin Triplett
Lead GNC Engineering Consultant
PhD, Fmr Boeing, Insitu, Masten Space

Y Combinator · Boeing · Oracle · McKinsey & Company · Massachusetts Institute of Technology · Navier

Business model and projections

Our business model has both D2C and B2B opportunities

We are already generating direct-to-consumer revenue with pre-production sales of our Valo Hyperfoil personal watercraft.

Recreational and commercial boat builders purchase hydrofoil systems to be installed on the watercraft they produce, requiring a 50% down payment on a minimum production order of 50 systems worth a total of $1.5M.


Direct-to-consumer
revenue generated by Valo Hyperfoil sales to recreational boaters
-$3.5m in pre-production sales-
Business-to-Business
revenue generated by hyperfoil technology platform sales to recreational and commercial boat builders
-$124m in letters of intent -

Diversified revenue streams could accelerate annual revenue to $100M+

With a strong and growing number of pre-orders for Valo Hyperfoil, a growing pipeline of initial OEM customers, and additional LOIs for $124M, Valo is well on its way to $100M in annual revenue by 2029.

We are targeting sales volume of 2,600 units of the Valo Hyperfoil by 2030, contributing $90m+ revenue at a target gross margin of 26%, all while representing only 3.3% penetration of the PWC market.


Revenue Forecast
Medium sized Valo systems
Valo Hyperfoil
150


$M USD Revenue
100
50
0
15 units
50 units
150 units
50 units
600 units
200 units
1000 units
800 units
1900 units
1500 units
2600 units
2024
2025
2026
2027
2028
2029
2030

Note: future projections cannot be guaranteed.

Note: Our projections are based on reaching 2600 sales of the Valo Hyperfoil Flagship 2030, reaching a market penetration of 3.5% based on 82,000 personal watercraft sold in 2020 and a conservative assumption of the comparable market in 2030.

Our projections are based on reaching 1500 sales of the medium-sized Valo system in 2030, reaching a market penetration of 0.5% based on 305,900 outboard engine sales in 2020 personal watercraft, and a conservative assumption of a comparable market in 2030.

Achieving this will require a spin-up of a large manufacturing facility as well as execution of wide-ranging sales and marketing efforts.


We're advancing mobility electrification like the biggest industry disruptors of our time


TESLA
Joby
VALO
Brought electrification to the automobile market, spurring innovation in the entire industry
Category creator in the EVTOL space, introducing an entirely new way to move goods and people
Bringing the electric revolution to the marine industry

Note: Although identified as comparables, this does not predict a similar future exit, as outcomes are not guaranteed.


Raise
Invest in the next transportation revolution

We're raising capital to scale production of the Valo Hyperfoil and capitalize on the demand for our technology platform from our recreational and commercial boat-building partners, positioning us to revolutionize water mobility as we know it.

Investing in this round means you'll be investing alongside Y-Combinator, Soma Capital, Fifty Years VC, Climate Capital, and Lower Carbon Capital, as we unlock the next transportation revolution.


Invest in
VALO